Exhibit 21

United Bancshares, Inc. Subsidiaries

The Union Bank Company
Ohio banking corporation
Columbus Grove, Ohio

United (OH) Statutory Trust I
Connecticut statutory trust
Columbus Grove, Ohio

UBC Investments, Inc. – a wholly-owned subsidiary of The Union Bank Company
Delaware corporation
Wilmington, Delaware

UBC Property, Inc. – a wholly-owned subsidiary of The Union Bank Company
Ohio corporation
Columbus Grove, Ohio